September 21, 2011

Mr. Michael Volley

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 10, 2011
Form 10-Q Filed August 5, 2011
File No. 333-27641

Dear Mr. Volley:

As discussed in our telephone conversation with you earlier today, we hereby request an extension of time to Friday, September 30, 2011 to respond to your letter of comment dated September 7, 2011 regarding the above-captioned filings by Bank of the Ozarks, Inc.

If you have any questions or comments regarding this request, please do not hesitate to contact the undersigned at (501) 978-2378.

Sincerely,

/s/ Greg L. McKinney
Chief Financial Officer and Chief Accounting Officer Bank of the Ozarks, Inc.

cc:	Amit Pande

Accounting Branch Chief

Securities and Exchange Commission

George G. Gleason II

Bank of the Ozarks, Inc.

H. Watt Gregory, III

Kutak Rock LLP

Sal Inserra

Crowe Horwath LLP

P.O. Box 8811 • Little Rock, AR 72231-8811    •     (501) 978-2265 • Fax (501) 978-2282